

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2015

<u>Via E-mail</u>
Mr. Kevin Kotler
Managing Member and Portfolio Manager
Broadfin Capital, LLC
300 Park Avenue, 25th Floor
New York, New York 10022

> **Re: Cardica, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2015 by Broadfin Capital, LLC et al.**
> **Definitive Additional Soliciting Materials**
> **Filed September 11, 2015 by Broadfin Capital, LLC et al.**
> **File No. 000-51772**

Dear Mr. Kotler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any non-conforming statements, including the following:

- "the incumbent majority Board has clearly worked to marginalize the impact of our 2014 nominees"
- The two newly-added directors have "existing relationships with John Simon and William Younger"
- "lack of experience of the incumbent Board and their loyalty to the CEO led to slow decision making"
- "credibility with investors is at an all-time low"

Important, page 3

2.   Disclosure states that shareholders can vote for your three nominees only on your proxy card. Revise to reflect the correct number of nominees.

Additional Participant Information, page 26

3.   You state that the members of Broadfin are participants in the solicitation. Please provide the information required by Items 4 and 5 of Schedule 14A with respect to these persons.

4.   Please provide the address of each participant's employer. See Item 5(b)(1)(ii) of Schedule 14A.

Definitive Additional Soliciting Materials

General

5.   Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such. In future filings, please ensure that you appropriately qualify statements such as these as being your opinion or belief:

- "majority of the Board that is more concerned with maintaining control than developing a sound plan for the future of the Company"
- "childish gamesmanship"
- "Attempts by Legacy Board Members to Disenfranchise Shareholders"
- "poor corporate governance"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Aneliya S. Crawford, Esq.
        Olshan Frome Wolosky LLP